EXHIBIT D-4

                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN



Petition of Consolidated Papers Inc., and Consolidated Water
Power Company, Stora Enso Oyj, and Stora Enso Acquisition Inc.,
for Declaratory Ruling Regarding the Exemption of Stora Enso
Consolidated Papers From Regulation as a Holding Company Pursuant    1330-DR-100
to Wis. Stat.ss. 196.795(8)



                                      ORDER

     Consolidated Papers, Inc. (CPI), Consolidated Water Power Company, Stora Enso Oyj, and Stora Enso Acquisition, Inc. filed a Petition for Declaratory Ruling, pursuant to Wis. Stat. ss. 227.41, on March 22, 2000, requesting a determination that no approval is required from the Commission in the transaction resulting in the merger of CPI into Stora Enso Consolidated Papers, Inc. (Stora Enso). CPI's wholly owned subsidiary is Consolidated Water Power Company (CWP), a Wisconsin public utility. The petitioners stated that because CPI is currently exempt from regulation under Wis. Stat.ss.196.795(8), the grandfathering clause in the holding company statute, that Stora Enso succeeds to the grandfathered status presently held by CPI. The petitioners cited the legislative intent of Wis. Stat.ss.ss.180.67 (1985-86) and 180.1106. The petitioners also stated they are exempt from the nonutility investment restrictions of Wis. Stat. ss. 196.795(5)(p), redesignated as Wis. Stat.ss.196.795(6m)(b), and the takeover provisions of Wis. Stat.ss.196.795(3).

     The Commission accepted the petition for review at its open meeting of June 15, 2000, and directed that a Notice of Proceeding and Assessment of Costs be issued. The Notice was issued June 20, 2000. Anyone who wished to become a party was required to submit a request no later than June 30, 2000. No requests were received.


     At its open meeting of July 20, 2000, the Commission determined that the transactions resulting in the merger of CPI into Stora Enso do not require any prior and subsequent Commission approval and that Stora Enso succeeds to CPI's, exemption under Wis. Stat. ch. 196, pursuant to Wis. Stat.ss.196.795(8) and that Stora Enso is exempt from the provisions of Wis. Stat.ss.196.795(5)(p), redesignated as Wis. Stat.ss.196.795(6m)(b). Commissioner Farrow abstained.


Dated at Madison, Wisconsin,        August 1, 2000
                             ---------------------


By the Commission:



/s/ Lynda, L. Dorr
------------------
Lynda, L. Dorr
Secretary to the Commission

See attached Notice of Appeal Rights

                             Notice of Appeal Rights
                             -----------------------

          Notice is hereby given that a person aggrieved by the foregoing decision has the right to file a petition for judicial review as provided in Wis. Stat. ss. 227.53. The petition must be filed within 30 days after the date of mailing of this decision. That date is shown on the first page. If there is no date on the first page, the date of mailing is shown immediately above the signature line. The Public Service Commission of Wisconsin must be named as respondent in the petition for judicial review.

          Notice is further given that, if the foregoing decision is an order following a proceeding which is a contested case as defined in Wis. Stat.ss.227.01(3), a person aggrieved by the order has the further right to file one petition for rehearing as provided in Wis. Stat.ss.227.49. The petition must be filed within 20 days of the date of mailing of this decision.

          If this decision is an order after rehearing, a person aggrieved who wishes to appeal must seek judicial review rather than rehearing. A second petition for rehearing is not an option.

          This general notice is for the purpose of ensuring compliance with Wis. Stat. ss. 227.48(2), and does not constitute a conclusion or admission that any particular party or person is necessarily aggrieved or that any particular decision or order is final or judicially reviewable.

          Revised 9/28/98